The Wright Managed Equity Trust
177 West Putman Avenue
Greenwich, Connecticut 06830

February 9, 2016

Office of Registration and Reports
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	The Wright Managed Equity Trust - File Numbers 002-78047 and 811-03489 (the “Trust”)

Ladies and Gentlemen:

On February 1, 2016 a filing under Accession No. 0001435109-16-001309 was made pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “40-17G filing”). The 40-17G filing related to the Wright Managed Income Trust, file numbers 002-81915 and 811-03668, and was erroneously filed under this Trust, the Wright Managed Equity Trust, file numbers 002-78047 and 811-03489.

This letter serves as notice that the 40-17G filing was submitted in error and should be disregarded.

Sincerely,

/s/ Adam Waldstein
Adam Waldstein
Secretary of the Trust